UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 18-K/A
                                 AMENDMENT NO. 1
           For Foreign Governments and Political Subdivisions Thereof

                                  ANNUAL REPORT

                                       of

                            THE REPUBLIC OF ARGENTINA
                              (Name of Registrant)

               Date of end of last fiscal year: December 31, 2000

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

--------------------------------------------------------------------------------
  Title of Issue         Amount as to Which Registration   Names of Exchanges on
                                  is Effective               Which Registered

       N/A                           N/A                           N/A
--------------------------------------------------------------------------------

   Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                               Federico C. Molina
                       Office of Financial Representative
                                  of Argentina
                         1800 K Street, N.W., Suite 924
                             Washington, D.C. 20006

                                   Copies to:

                             Carmen Amalia Corrales
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006



-----------
* The Registrant is filing this amendment on a voluntary basis.

THIS DOCUMENT IS A COPY OF THE AMENDMENT FILED ON JUNE 10, 2004, PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                              REPUBLIC OF ARGENTINA
                     RECENT DEBT RESTRUCTURING DEVELOPMENTS

          The information included in this section supplements the information about Argentina that is contained in Exhibit D to Argentina's annual report on form 18-K, as amended, for the fiscal year ended December 31, 2000 (the "2000 18-K"). This amendment is not intended to be a comprehensive update to the 2000 18-K. The information set forth below is for the sole purpose of presenting the basic terms of Argentina's proposed debt restructuring and does not constitute an offer of any securities for sale or exchange. Argentina expects to file a registration statement in respect of its proposed debt restructuring, which shall also include a comprehensive update to the information contained in the 2000 18-K. Capitalized terms used but not defined herein shall have the meanings set forth in the 2000 18-K.

Public Sector Debt

          Debt Restructuring Proposal

          Since December 2001, when the Government suspended principal and interest payments on Argentina's public external indebtedness, we have analyzed alternatives for debt restructuring and exchanged information and opinions with our creditors. On June 1, 2004, Minister of Economy and Production Roberto Lavagna announced in Argentina a final proposal for the restructuring of Argentina's public external indebtedness. We expect that the restructuring will include a global exchange offer with tranches in the United States, Argentina and various parts of Europe and Asia. The objective of the restructuring is to achieve a sustainable debt burden for Argentina.

          We expect to issue three new debt securities together with a detachable GDP-linked unit entitling holders to certain benefits (See Annex D). The three new debt securities are as follows:

          o    Par Bonds,

          o    Discount Bonds, and

          o    Quasi-par Bonds.

          We expect that the financial terms of the exchange would depend on two different exchange scenarios:

          o Scenario 1. If bondholder participation is equal to or less than 70% of the total principal amount of defaulted indebtedness of U.S.$81.2 billion, then the aggregate amount of new debt securities to be issued will be approximately U.S.$38.5 billion. In this case, the maximum principal amount of the Par Bonds to be issued will be approximately U.S.$10.0 billion and the maximum principal amount of Discount Bonds will be approximately U.S.$20.17 billion.

          o Scenario 2. If bondholder participation exceeds 70% of the total principal amount of defaulted indebtedness of U.S.$81.2 billion, then the aggregate amount of new debt securities to be issued will be approximately U.S.$43.2 billion. In this case, the maximum principal amount of the Par Bonds to be issued will be increased from the equivalent of U.S.$10.0 billion to approximately U.S.$15.0 billion and the maximum principal amount of Discount Bonds will be reduced from the equivalent of U.S.$20.17 billion to approximately U.S.$19.87 billion.

          o In either scenario, the maximum principal amount of the Quasi-par Bonds will be approximately U.S.$8.33 billion.

          We do not expect to issue new debt securities in respect of past-due interest. For purposes of the restructuring, we will take account of the amount of past-due interest solely for purposes of defining the maximum principal amount of Par Bonds, Discount Bonds and Quasi-par Bonds to be issued under each of Scenario 1 and Scenario 2.

          We expect that the new debt securities will include the following basic legal terms:

          o They will be direct, unconditional, unsecured and unsubordinated obligations of the Government. Argentina will pledge its full faith and credit to make all payments of principal and interest on the debt securities when due and to perform all the covenants in the debt securities.

          o With certain exceptions, for so long as the new debt securities remain outstanding, the Government will not create any security interest in its assets or revenues to secure its public external indebtedness unless the new debt securities are given equal security or the benefit of a security guarantee, indemnity or other arrangement approved by the bondholders.

          o Except as otherwise required by law, the Government will make all payments on the new debt securities free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments or other governmental charges imposed by the Government.

          o Payment default provisions included in the new debt securities will be substantially the same as those in existing global bonds, with the following exceptions:

               - Any event or condition that results in the acceleration of the maturity of existing defaulted debt securities that are not exchanged pursuant to the proposed debt restructuring will not constitute an event of default under the new debt securities.

               - The new debt securities will include provisions requiring the vote of 25% of holders of a bond series to accelerate the new debt securities in the event of a payment default.

               - New debt securities governed by Argentine law will not contain cross-acceleration provisions.

          o    The new debt securities will contain collective action clauses.

          Attached hereto as Annexes A1 and 2, and B1 and 2 are summary outlines of the terms of the Par and Discount Bonds to be issued pursuant to the debt restructuring under each of Scenario 1 and Scenario 2. Annexes C1 and 2 contain descriptions of the Quasi-par Bonds expected to be issued primarily in the Argentine domestic markets under each scenario. Annex D contains a description of the GDP-linked unit to be issued together with each new debt security under either scenario.

                                 SIGNATURE PAGE


          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Argentina, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 10th day of June 2004.


                                                 By:  /s/ Guillermo E. Nielsen
                                                      ------------------------
                                                      Guillermo E. Nielsen
                                                      Secretary of Finance

                                   ANNEX INDEX



        Annex                               Description
        -----                               -----------

          A1 Summary outline of the terms of new Par Bonds in the event that 70% or less of the aggregate principal amount of existing debt securities is exchanged for new debt securities

          A2 Summary outline of the terms of new Par Bonds in the event that more than 70% of the aggregate principal amount of existing debt securities is exchanged for new debt securities

          B1 Summary outline of the terms of new Discount Bonds in the event that 70% or less of the aggregate principal amount of existing debt securities is exchanged for new debt securities

          B2 Summary outline of the terms of new Discount Bonds in the event that more than 70% the aggregate principal amount of existing debt securities is exchanged for new debt securities

          C1 Summary outline of the terms of new Quasi-par Bonds in the event that 70% or less of the aggregate principal amount of existing debt securities is exchanged for new debt securities

          C2 Summary outline of the terms of new Quasi-par Bonds in the event that more than 70% of the aggregate principal amount of existing debt securities is exchanged for new debt securities

          D Summary outline of the terms of the GDP-linked unit to be issued together with each new debt security

                                                                        Annex A1
                                                                  Par Scenario 1
                                                                  --------------

                              REPUBLIC OF ARGENTINA

                   Final Proposed Terms and Conditions of New
              Par Bonds if Bondholder Participation is 70% or Less
              ----------------------------------------------------


o     Issuer:                    Republic of Argentina

o     Aggregate amount
      to be issued:              Under Scenario 1, Par Bonds will be issued in a
                                 maximum aggregate principal amount of
                                 approximately U.S.$10.0 billion.

o     GDP-linked unit:           A detachable GDP-linked unit will be issued
                                 with the new debt security, entitling holders to annual payments contingent upon Argentina's achievement of levels of gross domestic product in excess of pre-determined levels. See Annex
                                 D.

o     Currency:                  Existing debt securities denominated in U.S.
                                 dollars, euros or yen may be exchanged for new debt securities denominated in original debt security currency, U.S. dollars or pesos.
                                 Existing debt securities denominated in
                                 currencies other than U.S. dollars, euros, yen or pesos may be exchanged for new debt securities denominated in U.S. dollars, euros or pesos. Existing peso-denominated debt securities will be exchangeable only for new peso-denominated debt securities.

o     Indexation of
      peso-denominated
      debt securities:           Coeficiente de Estabilizacion de Referencia
                                 (Reference Stabilization Coefficient, or CER)

o     Maturity:                  35 years from date of issue

o     Amortization schedule:     Equal semi-annual payments from year 25

o     Average term:              30.25 years

o     Interest rate:             For bonds denominated in U.S. dollars (interest
                                 rates will be financially comparable for bonds denominated in currencies other than U.S.
                                 dollars):

                                 Step-up
                                 -------
                                 Years:     1 to 5   1.35%
                                           6 to 15   2.50%
                                          16 to 25   3.75%
                                          26 to 35   5.25%


o     Interest period:           Semi-annual

o     Exchange listings:         Luxembourg and certain other jurisdictions

o     Governing law:             New York (peso and U.S. dollar), U.K. (euro),
                                 Japan (yen) or Argentina (peso and U.S. dollar)

                                                                        Annex A2
                                                                  Par Scenario 2
                                                                  --------------

                              REPUBLIC OF ARGENTINA

                   Final Proposed Terms and Conditions of New
                Par Bonds if Bondholder Participation Exceeds 70%
                -------------------------------------------------


o     Issuer:                    Republic of Argentina

o     Aggregate amount
      to be issued:              Under Scenario 2, Par Bonds will be issued in a
                                 maximum aggregate principal amount of
                                 approximately U.S.$15.0 billion.

o     GDP-linked unit:           A detachable GDP-linked unit will be issued
                                 with the new debt security, entitling holders to annual payments contingent upon Argentina's achievement of levels of gross domestic product in excess of pre-determined levels. See Annex
                                 D.

o     Currency:                  Existing debt securities denominated in U.S.
                                 dollars, euros or yen may be exchanged for new debt securities denominated in original debt security currency, U.S. dollars or pesos.
                                 Existing debt securities denominated in
                                 currencies other than U.S. dollars, euros, yen or pesos may be exchanged for new debt securities denominated in U.S. dollars, euros or pesos. Existing peso-denominated debt securities will be exchangeable only for new peso-denominated debt securities.

o     Indexation of
      peso-denominated
      debt securities:           Coeficiente de Estabilizacion de Referencia
                                 (Reference Stabilization Coefficient, or CER)

o     Maturity:                  35 years from date of issue

o     Amortization schedule:     Equal semi-annual payments from year 25

o     Average term:              30.25 years

o     Interest rate:             For bonds denominated in U.S. dollars (interest
                                 rates will be financially comparable for bonds denominated in currencies other than U.S.
                                 dollars):

                                 Step-up
                                 -------
                                 Years:     1 to 5   2.08%
                                           6 to 15   2.50%
                                          16 to 25   3.75%
                                          26 to 35   5.25%


o     Interest period:           Semi-annual

o     Exchange listings:         Luxembourg and certain other jurisdictions

o     Governing law:             New York (peso and U.S. dollar), U.K. (euro),
                                 Japan (yen) or Argentina (peso and U.S. dollar)

                                                                        Annex B1
                                                             Discount Scenario 1
                                                             -------------------

                              REPUBLIC OF ARGENTINA

                   Final Proposed Terms and Conditions of New
            Discount Bonds if Bondholder Participation is 70% or Less
            ---------------------------------------------------------


o     Issuer:                    Republic of Argentina

o     Aggregate amount
      to be issued:              Under Scenario 1, Discount Bonds will be issued
                                 in a maximum aggregate principal amount of approximately U.S.$20.17 billion.

o     Discount to
      nominal amount:            Equal to approximately 66% of the outstanding
                                 principal amount of the tendered debt
                                 securities

o     GDP-linked unit:           A detachable GDP-linked unit will be issued
                                 with the new debt security, entitling holders to annual payments contingent upon Argentina's achievement of levels of gross domestic product in excess of pre-determined levels. See Annex
                                 D.

o     Currency:                  Existing debt securities denominated in U.S.
                                 dollars, euros or yen may be exchanged for new debt securities denominated in original debt security currency, U.S. dollars or pesos.
                                 Existing debt securities denominated in
                                 currencies other than U.S. dollars, euros, yen or pesos may be exchanged for new debt securities denominated in U.S. dollars, euros or pesos. Existing peso-denominated debt securities will be exchangeable only for new peso-denominated debt securities.

o     Indexation of
      peso-denominated
      debt securities:           Coeficiente de Estabilizacion de Referencia
                                 (Reference Stabilization Coefficient, or CER)

o     Maturity:                  30 years from date of issue

o     Amortization schedule:     Equal semi-annual payments from year 20

o     Average term:              25.25 years

o     Interest rate:             For bonds denominated in U.S. dollars (interest
                                 rates will be financially comparable for bonds denominated in currencies other than U.S.
                                 dollars):

                                 Step-up              Cash    Capitalized
                                 -------              ----    -----------
                                 Years:     1 to 5   3.97%       4.35%
                                           6 to 10   5.77%       2.54%
                                          11 to 30   8.32%       0.00%


o     Interest period:           Semi-annual

o     Exchange listings:         Luxembourg and certain other jurisdictions

o     Governing law:             New York (peso and U.S. dollar), U.K. (euro),
                                 Japan (yen) or Argentina (peso and U.S. dollar)

                                                                        Annex B2
                                                             Discount Scenario 2
                                                             -------------------

                              REPUBLIC OF ARGENTINA

                   Final Proposed Terms and Conditions of New
             Discount Bonds if Bondholder Participation Exceeds 70%
             ------------------------------------------------------


o     Issuer:                    Republic of Argentina

o     Aggregate amount
      to be issued:              Under Scenario 2, Discount Bonds will be issued
                                 in a maximum aggregate principal amount of approximately U.S.$19.87 billion.

o     Discount to
      nominal amount:            Equal to approximately 63% of the outstanding
                                 principal amount of the tendered debt
                                 securities

o     GDP-linked unit:           A detachable GDP-linked unit will be issued
                                 with the new debt security, entitling holders to annual payments contingent upon Argentina's achievement of levels of gross domestic product in excess of pre-determined levels. See Annex
                                 D.

o     Currency:                  Existing debt securities denominated in U.S.
                                 dollars, euros or yen may be exchanged for new debt securities denominated in original debt security currency, U.S. dollars or pesos.
                                 Existing debt securities denominated in
                                 currencies other than U.S. dollars, euros, yen or pesos may be exchanged for new debt securities denominated in U.S. dollars, euros or pesos. Existing peso-denominated debt securities will be exchangeable only for new peso-denominated debt securities.

o     Indexation of
      peso-denominated
      debt securities:           Coeficiente de Estabilizacion de Referencia
                                 (Reference Stabilization Coefficient, or CER)

o     Maturity:                  30 years from date of issue

o     Amortization schedule:     Equal semi-annual payments from year 20

o     Average term:              25.25 years

o     Interest rate:             For bonds denominated in U.S. dollars (interest
                                 rates will be financially comparable for bonds denominated in currencies other than U.S.
                                 dollars):

                                 Step-up              Cash    Capitalized
                                 -------              ----    -----------
                                 Years:     1 to 5   4.15%       4.36%
                                           6 to 10   4.88%       3.63%
                                          11 to 30   8.51%       0.00%

o     Interest period:           Semi-annual

o     Exchange listings:         Luxembourg and certain other jurisdictions

o     Governing law:             New York (peso and U.S. dollar), U.K. (euro),
                                 Japan (yen) or Argentina (peso and U.S. dollar)

                                                                        Annex C1
                                                            Quasi-par Scenario 1
                                                            --------------------

                              REPUBLIC OF ARGENTINA

                   Final Proposed Terms and Conditions of New
           Quasi-par Bonds if Bondholder Participation is 70% or Less
           ----------------------------------------------------------


o     Issuer:                    Republic of Argentina

o     Aggregate amount
      to be issued:              Peso equivalent of approximately U.S.$8.33
                                 billion

o     Convertibility ratio:      Approximately 30.6% as of December 31, 2003
                                 (equal to the difference between the
                                 appreciation of the U.S.$1 and Ps.1.4/U.S.$1 x
                                 CER since 2001 (2.0395/2.938)). Comparables for other currencies will be derived using this ratio of convertibility.

o     Indexation:                Coeficiente de Estabilizacion de Referencia
                                 (Reference Stabilization Coefficient, or CER)

o     GDP-linked unit:           A detachable GDP-linked unit will be issued
                                 with the new debt security, entitling holders to annual payments contingent upon Argentina's achievement of levels of gross domestic product in excess of pre-determined levels. See Annex
                                 D.

o     Currency:                  Peso

o     Maturity:                  42 years

o     Amortization schedule:     Equal semi-annual payments from year 32

o     Average term:              37.25 years

o     Interest rate:             Peso interest rate comparable to U.S. dollar
                                 interest rate of 5.57% coupon (capitalized through year 10; cash payment thereafter)

o     Interest period:           Semi-annual

o     Exchange listings:         Buenos Aires

o     Governing law:             Argentina

                                                                        Annex C2
                                                            Quasi-par Scenario 2
                                                            --------------------

                              REPUBLIC OF ARGENTINA

                   Final Proposed Terms and Conditions of New
             Quasi-par Bonds if Bondholder Participation Exceeds 70%
             -------------------------------------------------------


o     Issuer:                    Republic of Argentina

o     Aggregate amount
      to be issued:              Peso equivalent of approximately U.S.$8.33
                                 billion

o     Convertibility ratio:      Approximately 29.5% as of June 30, 2004 (equal
                                 to the difference between the appreciation of the U.S.$1 and Ps.1.4/U.S.$1 x CER since 2001
                                 (2.0976/2.975)). Comparables for other
                                 currencies will be derived using this ratio of convertibility.

o     Indexation:                Coeficiente de Estabilizacion de Referencia
                                 (Reference Stabilization Coefficient, or CER)

o     GDP-linked unit:           A detachable GDP-linked unit will be issued
                                 with the new debt security, entitling holders to annual payments contingent upon Argentina's achievement of levels of gross domestic product in excess of pre-determined levels. See Annex
                                 D.

o     Currency:                  Peso

o     Maturity:                  42 years

o     Amortization schedule:     Equal semi-annual payments from year 32

o     Average term:              37.25 years

o     Interest rate:             Peso interest rate comparable to U.S. dollar
                                 interest rate of 5.96% coupon (capitalized through year 10; cash payment thereafter)

o     Interest period:           Semi-annual

o     Exchange listings:         Buenos Aires

o     Governing law:             Argentina

                                                                         Annex D

                              REPUBLIC OF ARGENTINA

                   Final Proposed Terms and Conditions of New
                                GDP-linked Units
                                ----------------


o     Issuer:                    Republic of Argentina

o     Reference Amount:          GDP-linked units will be issued in respect of
                                 the principal amount of bonds tendered for exchange or amendment.

o     Calculation currency:      Peso

o     Payment currency:          U.S. dollar, euro or yen

o     Maturity:                  30 years

o     Calculation date:          Annually on November 1, commencing in 2006

o     Payment date:              Annually on December 15, commencing in 2006

o     Reference date:            December 31 of the year preceding the
                                 calculation date, commencing in 2005

o     Payment amount:            5% of excess gross domestic product (GDP)
                                 divided by the average free market exchange rate of pesos per U.S. dollar, euro or yen, during the 15 days preceding the payment date

o     Payment trigger:           Actual GDP (expressed in constant pesos) as of
                                 the reference date exceeds the base case GDP, and the annual growth rate exceeds 3%

o     Excess GDP:                The difference between actual GDP and base case
                                 GDP (expressed in current pesos) as of the reference date

o     Base case GDP:             Projected real GDP from December 31, 2004, at
                                 an annual growth rate of 3%

o     Governing law:             Argentina